Exhibit 15.3

March 3, 2020

AstraZeneca PLC

Legal & Secretary’s Department

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

Dear Ladies and Gentlemen:

IQVIA DATA DISCLOSURE FOR ANNUAL REPORT AND FORM 20-F INFORMATION 2019

In connection with the anticipated filing by AstraZeneca PLC (“AstraZeneca”) of a Form 20-F with the U.S. Securities and Exchange Commission, IQVIA Inc. (“IQVIA”) hereby authorizes AstraZeneca to refer to IQVIA and certain pharmaceutical industry data derived by IQVIA, as identified (highlighted in green) on the pages annexed hereto as Annex A, which are a selection of pages from AstraZeneca’s Annual Report and Form 20-F Information for the fiscal year ended December 31, 2019 (the “Annual Report”), and the sixth sentence in the fifth paragraph under the heading “Item 4. Information on the Company—Business Overview—Geographical Review—2017 in brief”, the second sentence in the fifth paragraph under the heading “Sales by Region in 2019—U.S.—Oncology”, the second sentence in the fourth paragraph and the sixth paragraph under the heading “—U.S.—Respiratory” in this Form 20-F dated March 3, 2020 (the “Form 20-F”), each of which is incorporated by reference in the registration statement No. 333-234586 for AstraZeneca on Form F-3, and in the registration statements No. 333-226830, 333-216901, No. 333-170381, No. 333-152767, No. 333-124689 and No. 333-09062 on Form S-8 for AstraZeneca.

IQVIA’s authorization is subject to AstraZeneca’s acknowledgement and agreement that:

1)  IQVIA has not undertaken an independent review of the information disclosed in the Annual Report or the Form 20-F other than to discuss its observations as to the accuracy of the information relating to IQVIA and certain pharmaceutical industry data derived by IQVIA;

2)  AstraZeneca acknowledges and agrees that IQVIA shall not be deemed an “Expert” in respect of AstraZeneca’s securities filings, and AstraZeneca agrees that it shall not characterize IQVIA as such; and

3)  AstraZeneca accepts full responsibility for the disclosure of all information and data, including that relating to IQVIA, set forth in the Annual Report and Form 20-F as filed with the SEC and agrees to indemnify IQVIA from any third party claims that may arise therefrom.

Please indicate your agreement to the foregoing by signing in the space indicated below. Our authorization will not become effective until accepted and agreed by AstraZeneca.

Very truly yours,

/s/ Matthew Gilmartin
Name:	Matthew Gilmartin
Title:	Senior Vice President and Deputy General Counsel

ACCEPTED AND AGREED

This third day of March 2020

AstraZeneca PLC

/s/ Adrian Kemp
Name:	Adrian Kemp
Title:	Company Secretary

Annex A

(See attached)

Healthcare in a changing world Economic growth and in expanding and ageing lobal population, together with technological change, a e contributing to growth in the pharmaceutical industr . However, social, eco omic and political challenges remain in addressing nmet medical need. Increasing demand for healthcare > Economic growth and increasing wealth have raised many people out of extreme poverty > The world’s population is growing and life expectancy is increasing > While communicable diseases continue to pose a threat, especially in emerging markets, chronic and non-communicable diseases (NCDs) are increasing > Digital and other technologies are transforming the pharmaceutical industry and enabling people to become more active participants in managing their healthcare > Society’s expectations of business are changing and new challenges are being faced A growing pharmaceutical sector > The US is the largest pharmaceutical market, with 48% of global sales, while China now represents 8% > Pharmaceutical sales grew by 6.0% in 2019, led by emerging markets > Global healthcare spending is projected to increase at an annual rate of 4.7% from 2018-2023 Opportunities and challenges for the sector > Pricing, regulation and patent exclusivity present opportunities as well as challenges > The sector is reshaping itself at the same time as it seeks to build trust with key stakeholders Increasing demand for healthcare Growing and shifting global economy The October 2019 World Economic Outlook of the International Monetary Fund commented that global economic activity remained weak after slowing sharply in the last three quarters of 2018. It observed that rising trade and geopolitical tensions had increased uncertainty about the future of the global trading system and international cooperation more generally, taking a toll on business confidence, investment decisions and global trade. 80% Global GDP grew by nearly 80% between 1998 and 2018. (World Bank) 30% Between 1998 and 2018, the rate of extreme poverty fell from more than 50% to about 30%. (International Development Association) Over the longer term, in the two decades to 2018, global GDP rose by some 80% to $82.5 trillion (World Bank). Figures from the International Development Association of the World Bank indicate these decades saw significant progress in many of the world’s poorest countries. The extreme poverty rate fell from more than 50% to about 30%. Child mortality declined from nearly 14% to 7%. Access to electricity increased by 57% and the share of people using at least basic drinking water and sanitation services increased by 22% and 41%, respectively. At the same time, with markets such as China and India developing and urbanising rapidly, economic growth is shifting east and away from advanced economies such as North America, Western Europe and Japan. By some estimates, Africa could represent the fourth largest economy in the world by 2040 and, by 2050, India could overtake the US as the world’s second largest economy. Immune system response to a virus. 11 AstraZeneca Annual Report & Form 20-F Information 2019 / Healthcare in a changing world Strategic Report

Strategic Report



A growing pharmaceutical sector

Global pharmaceutical sales

As shown in the chart on the right, global pharmaceutical sales grew by 6.0% in 2019. Established Markets saw an average revenue increase of 4.9% and Emerging Markets revenue grew at 10.1%. The US, Japan, China, Germany and France are the world's top five pharmaceutical markets by 2019 sales. In 2019, the US had 47.5% of global sales (2018: 47.9%; 2017: 47.7%).

World ($bn)

2019	1,033
2018	975
2017	930

$1,033bn (6.0%)

US ($bn)

2019	491
2018	467
2017	440

$491bn (5.1%)

Europe ($bn)

2019	195
2018	185
2017	177

$195bn (5.5%)

Established ROW ($bn)

2019	115
2018	112
2017	112

$115bn (2.5%)

Emerging Markets ($bn)

2019	232
2018	211
2017	198

$232bn (10.1%)

// Denotes a scale break.

Data based on world market sales using AstraZeneca market definitions as set out in the Market definitions on page 268. Changes in data subscriptions, exchange rates and subscription coverage, as well as restated IQVIA data, have led to the restatement of total market values for prior years. Source: IQVIA, IQVIA Midas Quantum Q3 2019 (including US data). Reported values and growth are based on CER. Value figures are rounded to the nearest billion and growth percentages are rounded to the nearest tenth.

Estimated pharmaceutical sales and market growth to 2023

The table of estimated pharmaceutical sales and market growth to 2023 on the right also illustrates that we expect developing markets, including Africa, the Commonwealth of Independent States (CIS), the Indian subcontinent and Latin America, to fuel pharmaceutical growth. Market growth in China is expected to remain below historical levels at a compound annual growth rate of 5.7%. This is due to the continued slowdown of the major hospital sector.

Region	Estimated sales 2023	Market growth
North America	$628bn	4.2%
EU (Including UK)	$302bn	3.6%
Other Europe (Non-EU countries)	$26bn	9.7%
Japan	$94bn	–0.6%
Oceania	$16bn	2.7%
South East Asia and East Asia	$234bn	5.8%
Latin America	$93bn	10.5%
Africa	$29bn	7.5%
CIS	$31bn	9.3%
Middle East	$25bn	4.4%
Indian subcontinent	$41bn	9.9%

Estimated pharmaceutical sales in 2023. Data are based on ex-manufacturer prices at CER. Source: IQVIA.
Estimated pharmaceutical market growth. Data are based on the compound annual growth rate from 2018 to 2023. Source: IQVIA.

AstraZeneca Annual Report & Form 20-F Information 2019 / Healthcare in a changing world 13

Healthcare in a changing world continued Opportunities and challenges for the sector In addition to the global trends set out on the previous pages, the pharmaceutical sector faces a number of opportunities and challenges, as set out below. The Strategy section of this Annual Report includes an overview of how we are responding to this environment. More detail can be found in the relevant sections of this Annual Report as indicated below. For more information, see Strategy from page 17. Innovation Scientific innovation is critical to addressing unmet medical need but R&D productivity across the industry has fallen in recent years. For example, in its report, Ten years on, Deloitte charted the pressures that had led to a decline in return on investment, with the average cost of bringing a medicine to market increasing by two thirds, to almost $2 billion, in the decade to 2019. Innovation can also be accelerated through the use of large volumes of data from disease biology and genomics, which is driving precision medicine, while advances in data management and integration can improve the speed and quality of clinical trials. Additionally, a better understanding of disease biology can assist the delivery of new medicines and new approaches to health, including improved methods of prevention. 48 FDA novel medicine approvals R&D models are therefore changing in an effort to be more productive. For example, scientific and technological breakthroughs in the next generation of therapeutics have the potential to help accelerate innovation and are leading to new treatment options. Such advances have already resulted in significant numbers of FDA Priority Reviews and Breakthrough Therapy Designations. Against this background, and as shown to the right, the FDA approved 48 novel drugs in 2019. The role of regulation in the pharmaceutical sector is explored further below. Link to strategy Accelerate Innovative Science For more information, see Risk from page 246. Regulatory environment “Public expectation of safe, effective and high-quality medicines is reflected in a highly regulated biopharmaceutical industry.” Public expectation of safe, effective and high-quality medicines is reflected in a highly regulated biopharmaceutical industry. At the same time, we are seeing instances of government policy and regulation being introduced to stimulate innovation in drug development, and of regulatory health authorities implementing programmes intended to speed up patient access to transformative medicines. Examples include the 21st Century Cures Act of 2016 and the FDA Reauthorization Act of 2017 in the US; the EMA Regulatory Science to 2025 in Europe; a new conditional early approval system in Japan; worksharing processes between authorities in Australia, Singapore, Canada and Switzerland; and proposed changes to regulations in China. Facilitated review pathways relying on assessments conducted in a reference agency have been introduced in many developing authorities to speed up patient access to medicines. In addition, international harmonisation of regulatory requirements is being advanced in many areas and will contribute to faster access to new medicines for patients and promote public health. The implementation of the EU Clinical Trials Regulation has also been delayed. Nevertheless, paediatrics, use of digital tools, and of data sources other than randomised controlled clinical trials in clinical development, as well as patients’ access to innovative medicines and stakeholders’ interactions to improve drug development, are high on the EU and US agenda as well as being key objectives of the China regulatory reforms. In the EU, there is now stronger evidence that the Commission and the Member States are reviewing the full pharmaceutical legislation framework and may put forward relevant actions to the new Commission which was established in 2019. In biosimilar development, regulatory requirements for the registration of biosimilar products are becoming better defined. However, significant areas of regulatory policy are still evolving. Among these are transparency of data regarding the level of evidence to support approval of claims for biosimilarity in labelling, standards for interchangeability and pharmaceutical substitution, and traceability of pharmacovigilance reports through naming conventions that permit differentiation of products. Link to strategy Accelerate Innovative Science There are also uncertainties. In Europe, they include how the UK will work with the EU regulatory system after the end of the transition period, which runs to 31 December 2020 following its exit from the EU on 31 January 2020 and the approach the UK will take to establishing its own regulatory system outside the EU. Additionally, the relocation of the EMA from London to Amsterdam, Netherlands has created some disruption and delay to regulatory processes. Increased transparency of data used for regulatory decision making continues to be an area of interest to regulatory authorities in the EU, the US and now Canada. New policies continue to be evaluated by other regulatory authorities around the world. For more information, see Risk from page 246. For more information about biosimilars, see Loss of exclusivity and genericisation opposite. 14 AstraZeneca Annual Report & Form 20-F Information 2019 / Strategic Report 2019 48 2018 59 2017 46 2016 22 2015 45

Pricing of medicines “We continue to see examples where healthcare services (including pharmaceuticals) are highly regulated by governments, insurers and other private payers through various controls on pricing and reimbursement.” Pricing and reimbursement remain challenging in many markets. We continue to see examples where healthcare services (including pharmaceuticals) are highly regulated by governments, insurers and other private payers through various controls on pricing and reimbursement. Implementation of cost-containment reforms and shifting market dynamics are further constraining healthcare providers, while difficult economic conditions burden patients who have out-of-pocket expenses relating to their medicines. Pharmaceutical companies are now expending significant resources to demonstrate the economic as well as the therapeutic value of their medicines. In Europe, governments continue to implement and expand price control measures for medicines, and the EU has committed to introducing a harmonised health technology assessment (HTA) review. In other markets, there has been a trend towards rigorous and consistent application of pricing regulations, including reference pricing and group/alliance purchasing. There is also pressure on pricing in the US. For example, federal and state policymakers are considering legislative and regulatory efforts to lower drug prices and to implement transparency measures. While legislative efforts to repeal and replace the Affordable Care Act have not been successful, the current administration and members of Congress remain focused on healthcare policy priorities, including efforts to decrease drug prices and increase competition and generic drug use in government programmes, which could create downward pressure on pricing. The healthcare industry may also be used as a means to offset government spending. US federal agencies continue to propose and implement policies and programmes with the goal of reducing costs, increasing transparency, transforming the delivery system, and improving quality of care and patient outcomes. The need and desire for payers to manage drug expenditure has been heightened by the shift over the last decade from a primary care to a specialty care focus. Specialty drugs are used for the treatment of complex, chronic or rare conditions, such as cancers, and pricing for these products reflects the higher value they bring to patients and payers, as well as the smaller patient numbers as a result of targeted treatment options. Pricing controls and transparency measures remain a priority in key markets such as China, where the National Reimbursement Drug List was updated in 2017. In 2019, China expanded value-based procurement (VBP), placing downward pressure on the pricing of products that have lost exclusivity in the VBP. Link to strategy Deliver Growth and Therapy Area Leadership For more information, see Risk from page 246. Loss of exclusivity and genericisation Patent protection for pharmaceutical products is finite and, after protection expires, payers, physicians and patients gain greater access to generic alternatives (both substitutable and analogue) in many important drug classes. These generic alternatives are primarily lower priced because generic manufacturers are largely spared the costs of R&D and market development. As a result, demand for generics is high. For prescriptions dispensed in the US in 2019, generics constituted 84.8% of the market by volume (2018: 84.8%). Biologics typically retain exclusivity for longer than traditional small molecule pharmaceuticals, with less generic competition. With limited experience to date, the substitution of biosimilars for the original branded product has not followed the same pattern as generic substitution in small molecule products and, as a result, erosion of the original biologic’s branded market share has not been as rapid. This is due to biologics’ complex manufacturing processes and the inherent difficulties in producing a biosimilar, which could require additional clinical trials. However, with regulatory authorities in Europe and the US continuing to implement abbreviated approval pathways for biosimilar versions, innovative biologics are likely to face increased competition. Like biologics, some small molecule pharmaceutical products are in complex formulations and/or require technically challenging manufacturing and thus may not follow the pattern of generic market erosion seen with traditional, tableted pharmaceuticals. For those products, the introduction of generic alternatives (both substitutable and analogue) can be slower. 84.8% For prescriptions dispensed in the US in 2019, generics constituted 84.8% of the market by volume (2018: 84.8%). Generic competition can also result from patent disputes or challenges before patent expiry. Increasingly, generics companies are launching products ‘at risk’, for example, before resolution of the relevant patent litigation. This trend, which is likely to continue, creates significant market presence for the generic version while the litigation remains unresolved. Given the unpredictable nature of patent litigation, some companies have settled such challenges on terms acceptable to the innovator and generic manufacturer. Link to strategy Deliver Growth and Therapy Area Leadership For more information, see Intellectual Property from page 41. 15 AstraZeneca Annual Report & Form 20-F Information 2019 / Healthcare in a changing world Strategic Report

Business Review Delivering growth continued Regional Product Sales 1. Emerging Markets 3. Europe 18% 18% growth in the year (24% at CER) to $8,165m (2)% 2% decline in the year (2% growth at CER) to $4,350m 4 3 2 1 2. US 4. Established Rest of World 13% 13% growth in the year to $7,747m 17% 17% growth in the year (18% at CER) to $3,303m 4 All numbers as at 31 December 2019. Pricing and delivering value Our medicines help address unmet medical need, improve health and create economic benefits. Treatments that are targeted and effective as well as innovative and personalised, can lower healthcare costs by reducing the need for more expensive care, preventing more serious and costly diseases and increasing productivity. We are committed to a pricing policy for our medicines based on four principles: > We pursue a flexible pricing approach that reflects the wide variation in global healthcare systems. We have developed patient access programmes that are aligned with a patient’s ability to pay and a healthcare system’s ability to respond. We are committed to the appropriate use of managed entry schemes and the development of real-world evidence and we are investigating innovative approaches to the pricing of medicines, such as payment for outcomes received by the patient and healthcare system. we generally provide these programmes in markets with limited or no public reimbursement system, no coverage beyond the most basic therapies, or where the possibility of public reimbursement is unlikely, or only after an extended period. US As the fifteenth largest prescription-based pharmaceutical company in the US, we have a 2.7% market share of US pharmaceuticals by sales value. In 2019, Product Sales in the US increased by 13% to $7,747 million (2018: $6,876 million). > We determine the price of our medicines while considering their full value for patients, payers and society. The agreement on price involves many national, regional and local stakeholders, reflecting factors such as clinical benefit, cost-effectiveness, improvement to life expectancy and quality of life. By way of example of our approach, we apply Tiered Pricing Principles globally. This defines price levels commensurate with affordability based on a country’s ability to pay. We believe that this approach to pricing is sustainable and fair, and that it will increase access and improve patient outcomes in Emerging Markets. The US healthcare system is complex with multiple payers and intermediaries exerting pressure on patient access to branded medicines through regulatory and voluntary rebates. Regulatory rebates are statutorily mandated chargebacks and discounts paid on utilisation covered by government-funded programmes such as Medicaid, Department of Defense (including TRICARE) and Department of Veterans Affairs. Voluntary rebates are paid to managed care organisations and pharmacy benefit managers for commercially insured patients, including Medicare Part D patients. In the Medicare Part D programme, in addition to voluntary negotiated rebates, branded pharmaceutical manufacturers are statutorily required to pay a percentage of the patient’s out-of-pocket costs during the ‘coverage gap’ portion of their benefit design. From the beginning of 2019, the mandatory coverage gap discount increased to 70% from its former amount of 50%, as a result of legislation in 2018. As part of the Affordable Care Act, we also pay a portion of an overall industry Patient Protection and Affordable Care Act Branded Prescription Drug Fee. > We aim to ensure the sustainability of both the healthcare system and our research-led business model. We believe we share a collective responsibility with healthcare providers and other stakeholders to work together to enable an efficient healthcare system for patients today and support a pipeline of new medicines for patients tomorrow. More generally, we remain committed to working with payers to explore novel and flexible ways to assess and pay for medicines towards our shared goal of delivering the outcomes that matter for patients through innovative and personalised treatments. We are collaborating with payers to conclude outcomes-and value-based reimbursement that improves patient outcomes and, in 2019, entered into 44 such agreements across all three of our main therapy areas. For more information, see the case study on page 36. > We seek to ensure appropriate patient access to our medicines. We work closely with payers and providers to understand their priorities and requirements, and play a leading role in projects to align better the specifications of regulatory and health technology assessment (HTA) agencies or other organisations that provide value assessment of medicines. For example, we have a leading role in the European IMI ADAPT-SMART programme for exploring adaptive licensing. We understand that our medicines will not benefit patients if they are unable to afford them which is why we offer a number of patient assistance programmes that can help increase patients’ access to medicines and reduce their out-of-pocket costs. Through these programmes, we support qualifying patients in a variety of ways, including through discounts and/or product donations. Outside the US, 32 AstraZeneca Annual Report & Form 20-F Information 2019 / Strategic Report

Established Rest of World (ROW)* Japan Japan remains an attractive market for innovative pharmaceutical companies. It is currently positioned as the second largest pharmaceutical market for R&D-driven pharmaceutical companies. However, there is continued pressure on healthcare spending. Further to that, a cost-effectiveness evaluation was introduced for certain categories of drugs from April 2019. Discussions for further drug budget restrictions are underway at the Japanese health ministry. In 2019, the overall measurable reduction in our profit before tax for the year due to discounts on branded pharmaceuticals in the Medicare Part D Coverage Gap and an industry-wide HealthCare Reform Fee was $547 million (2018: $432 million; 2017: $119 million). state-level regulations in this area. We recognise the sustained potential for substantial changes to laws and regulations regarding drug pricing that could have a significant impact on the pharmaceutical industry. We offer a number of resources and programmes that can help increase patients’ access to medication and reduce their out-of-pocket costs. We focus our formulary access on affordability for patients through rebate payments as well as savings cards for eligible patients when the out-of-pocket costs are not affordable. AstraZeneca has one of the longest-standing patient assistance programmes in the industry, AZ&Me, which provides eligible patients with AstraZeneca medicines at no cost. AstraZeneca has provided prescription savings to four million patients across the US and Puerto Rico over the past 10 years. In the US, there is significant pricing pressure driven by payer consolidation, restrictive reimbursement policies and cost control tools, such as exclusionary formularies and price protection clauses. Many formularies, which specify particular medicines that are approved to be prescribed in a healthcare system, or under a health insurance policy, employ ‘generic first’ strategies and/or require physicians to obtain prior approval for the use of a branded medicine where a generic alternative exists. These mechanisms can be used by intermediaries to limit the use of branded products and put pressure on manufacturers to reduce net prices. In 2019, 84.8% of prescriptions dispensed in the US were generic (2018: 84.8%). In addition, patients are seeing changes in the design of their health plan benefits and may experience variation, including increases, in both premiums and out-of-pocket payments for their branded medications. The patient out-of-pocket spend is generally in the form of a co-payment or co-insurance, but there is a growing trend towards high-deductible health plans which require patients to pay the full list price until they meet certain out-of-pocket thresholds. In 2019, our Product Sales in Japan increased by 27% at actual rate of exchange (26% at CER) to $2,548 million (2018: $2,004 million), positioning AstraZeneca as the seventh largest prescription-based pharmaceutical company in Japan with a 3.5% market share of pharmaceutical sales by value. For more information, see Community investment on page 50. Despite price cuts in October and repricing for Tagrisso in November, we have outperformed market growth. Results have been driven by the strong achievement of our New Medicines, particularly Oncology brands Tagrisso, Imfinzi and Lynparza, together with Fasenra and Forxiga, all with double digit growth in 2019. In September, Breztri was launched in Japan, becoming the first country for AstraZeneca globally to provide the drug to patients. Breztri is still the only triple-combination therapy in a pressurised metered-dose inhaler device in Japan. Europe The total European pharmaceutical market was worth $195 billion in 2019. We are the fifteenth largest prescription-based pharmaceutical company in Europe (see Market definitions on page 268) with a 1.8% market share of pharmaceutical sales by value. In 2019, our Product Sales in Europe decreased by 2% at actual rate of exchange (2% increase at CER) to $4,350 million (2018: $4,459 million). Key drivers of the decline were the ongoing impact of divestments such as Nexium, Alvesco and Atacand, in addition to continued competition from Symbicort analogues, which we expect to persist in 2020. The continued macroeconomic environment, pricing pressure from payers and parallel trade across markets also affected sales. Ongoing scrutiny of the US pharmaceutical industry, focused largely on pricing, has been the basis of multiple policy proposals in the US. Over the course of 2019, Congress and the Trump Administration have issued several proposals designed to increase generic competition, reform coverage and reimbursement of drug therapies, reduce list prices and out-of-pocket costs, limit price increases, and increase regulatory rebate liability, among other topics. Several hearings have been held in Congress on drug pricing to inform the development of specific policies. In February 2019, our CEO, Pascal Soriot, testified before the Senate Finance Committee, along with the CEOs of other pharmaceutical companies, on the topic of drug pricing. AstraZeneca is actively supporting solutions that provide access and affordability while continuing to support scientific innovation. Canada In 2019, Product Sales in Canada decreased by 4% at actual rate of exchange (1% at CER) to $470 million (2018: $489 million). This was primarily due to the impact of divestments such as Alvesco and Omnaris, accompanied by continued competition in Pulmicort and Onglyza. Given the significant future potential of Forxiga, we continue to prioritise commercial support over Onglyza. There continues to be pricing pressure from both public and private payers. We remain committed to exploring innovative value-based pricing solutions that improve patient outcomes. Despite these conditions, we continued to launch and saw strong performance in innovative medicines, in particular Tagrisso, Lynparza, Imfinzi and Fasenra. Oncology sales in Canada grew by 95% at actual rate of exchange (100% at CER). Despite these conditions, we continued to launch and saw sustained performance of innovative medicines, in particular with Tagrisso, Imfinzi, Lynparza, Fasenra and Forxiga. Reimbursement remains a key priority to unlock potential and launch new medicines. We are focused on partnering with payers to develop innovative pricing solutions that deliver value to patients. Oncology sales in Europe grew by 35% at actual rate of exchange (42% at CER), partly driven by emerging use of Tagrisso for the treatment of patients in the 1st-line EGFR7-mutated (EGFRm) NSCLC setting as more countries gained reimbursement, as well as continued strong levels of demand in the 2nd-line setting. Imfinzi sales of $179 million (2018: $27 million) followed recent regulatory approvals and launches. Lynparza sales grew by 51% (59% at CER) to $287 million, benefiting from the increasing levels of reimbursement and BRCA-testing rates. Fasenra sales of $118 million in the year represented an increase of 268% (287% at CER), accompanied by Forxiga sales growth of 18% (25% at CER). In addition, lawmakers at both the federal and state levels have sought increased drug pricing transparency and have proposed and implemented policies that include measures relating to the submission of proprietary manufacturer data, establishment of price parameters that are indexed to certain federal programmes, and reporting of changes in pricing beyond certain thresholds. Though widespread adoption of a broad national price control scheme in the near future is unlikely, we continue to comply with new 33 AstraZeneca Annual Report & Form 20-F Information 2019 / Business Review Strategic Report

Business Review Delivering growth continued Australia and New Zealand Our sales in Australia and New Zealand declined by 12% at actual rate of exchange (6% at CER) in 2019. This was primarily due to continued erosion of Symbicort with the impact of an analogue that entered the market in 2018 and the imposition of some prescription restrictions for the LABA/ICS class of medicines as well as modest declines in some of the more mature established brands such as Seloken, Pulmicort and Losec. However, sales in 2019 declined at a slower rate compared with that seen in 2018. The pace of generic erosion has moderated, notably with Crestor and Atacand. Sales growth from new products such as Tagrisso and Fasenra are helping to partially offset this. However, sales in the Forxiga family declined. Australia remains a predominantly HTA reimbursed market with products aiming to be reimbursed needing to show a clear level of cost effectiveness and benefit to patients versus existing standard of care. Within this context, the Group’s pipeline of new assets and indications provide good opportunities for future growth. With revenues of $8,165 million, AstraZeneca was the fourth largest multinational pharmaceutical company, as measured by prescription sales, and the fastest-growing top 10 multinational pharmaceutical company in Emerging Markets in 2019. 13% 13% increase in Product Sales in the US in 2019 to $7,747 million 29% 29% increase in Product Sales in China in 2019 (35% at CER) to $4,880 million China In China, AstraZeneca is the second largest pharmaceutical company by value in the hospital sector, as measured by sales. Sales in China in 2019 increased by 29% at actual rate of exchange (35% at CER) to $4,880 million (2018: $3,795 million). We delivered sales growth above the growth rate of the hospital market sector through strategic brand investment, systematic organisational capability improvements and long-term channel expansion programmes in our main therapy areas. “AstraZeneca was the fastest-growing top 10 multinational pharmaceutical company in Emerging Markets in 2019.” Forxiga, Lynparza and roxadustat were listed in the National Reimbursed Drug List (NRDL) and roxadustat was launched during 2019. Pricing practices remain a priority for regulators, and new national regulations, in addition to provincial and hospital tenders, continue to put increasing pricing pressures on pharmaceutical companies in China. The introduction of the Generics Quality Consistency Evaluation (GQCE) in 2018 will have an impact on pharmaceuticals’ budgets and pricing through setting new standards for bioequivalence that generic products must adhere to as part of participation in a process called Value Based Procurement (VBP) that covers up to 70% of anticipated hospital volumes. This evaluation is being applied retrospectively, so several existing generic products may fail and be withdrawn which could lead to a consolidation in the sector. This would leave fewer, higher-quality generics in the market thereby putting pressure on any originator brand price premiums and driving a reduction in overall medical costs. * Established ROW comprises Australia and New Zealand, Canada and Japan. Emerging Markets Emerging Markets, as defined in Market definitions on page 268, comprise various countries with dynamic, growing economies. As outlined in Healthcare in a changing world from page 11, these countries represent a major growth opportunity for the pharmaceutical industry due to high unmet medical need and sound economic fundamentals. Emerging Markets are not immune, however, to economic downturn. Market volatility is higher than in Established Markets, and various political and economic challenges exist. These include regulatory and government interventions. In selected markets, governments are encouraging local manufacturing and investment by offering more favourable market access conditions and pricing is increasingly controlled by payers through price referencing regulations in addition to cost effectiveness and cost minimisation approaches. In 2018, the first round of VBP, which involved Crestor and Iressa, was announced with implementation from early 2019. This resulted in a level of sales decline for Crestor of 5% in 2019, while sales in Iressa grew by 5%. In 2019, a further round of VBP was completed and Crestor did not win any of the tender share. The next round of VBP, with implementation during 2020, may possibly involve additional AstraZeneca brands. Growth drivers for Emerging Markets include new medicines across our Oncology, CVRM and Respiratory portfolios. To educate physicians about our broad portfolio, we are selectively investing in sales capabilities where opportunities from unmet medical need exist. We are also expanding our reach through multi-channel marketing and external partnerships. 34 AstraZeneca Annual Report & Form 20-F Information 2019 / Strategic Report

Transparency reporting The industry-wide growth rate is expected to be 5.7% over the next five years, following the updates of the NRDL and expanding health insurance coverage. Nevertheless, the healthcare environment in China remains dynamic. Opportunities are arising from incremental healthcare investment, in-licensing, strong underlying demand for our more established medicines and the emergence of innovative medicines such as Tagrisso, Lynparza and roxadustat. Compliance and Internal Audit Services on page 112, our compliance programme is delivered by dedicated compliance professionals who advise on and monitor adherence to our policy framework. BV AstraZeneca is committed to the highest standards of conduct in all our operations, including the disclosure of payments to healthcare practitioners (HCPs), healthcare organisations (HCOs) and patient organisations, with full transparency where recipients have provided consent and in accordance with all current local, state and global-level obligations covering the 45 markets with existing reporting requirements. We are progressively heading towards increased disclosure in additional markets globally and, in all locations, we are committed to ensuring payments are justified and reasonable. These professionals also support our line managers locally in ensuring that their staff meet our ethical standards. A network of nominated signatories reviews our promotional materials and activities against applicable requirements. Our Internal Audit Services department, in partnership with external audit experts, also conducts compliance audits on selected marketing companies. Several initiatives were announced in the latter part of 2019 to support transformation of healthcare in China. As described on page 29, these included the creation of a global R&D centre in Shanghai. A new AI Innovation Centre, also in Shanghai, will be established to capitalise on the latest digital technology in R&D, manufacturing, operations and commercialisation to help accelerate the delivery of medicines to patients in China and globally. Finally, an agreement was reached with CICC, one of China’s leading investment banks, to jointly create a healthcare investment fund combining CICC’s strong investment and capital management expertise with AstraZeneca’s expertise in the Chinese healthcare system. The fund’s target size is $1 billion and will initially focus on domestic companies and partners. For more information about the assurance provided by Bureau Veritas, see page 266. Approximately 41,000 employees are engaged in our commercial activities and, in 2019, we identified eight confirmed breaches of external sales and marketing regulations or codes (2018: four). There were 2,597 instances, most of them minor, of non-compliance with our policy framework (described in the panel on the right) in our Commercial Business Units, including instances by employees and third parties (2018: 2,042). We removed a total of 162 employees and third parties from their roles as a result of these breaches (a single breach may involve more than one person). We also formally warned 713 others and provided further guidance or coaching on our policies to 2,346 more. The Audit Committee is provided with the breach statistics on a quarterly basis. Further commentary on the most serious breaches is also provided to the Audit Committee. Code of Ethics We are committed to employing high ethical standards when carrying out all aspects of our business globally. Our Code of Ethics (the Code) is based on our Values, expected behaviours and key policy principles. It applies to all Executive and Non-Executive Directors, officers, employees and temporary staff, in all companies within our Group worldwide. It empowers employees to make decisions in the best interests of the Group and the people we serve, now and in the long term, by outlining our commitments in simple terms and focusing on why these commitments matter. The Code is at the core of our compliance programme. It has been translated into approximately 40 languages and guides employees on how to make the best day-to-day choices and how to act in a consistent, responsible way, worldwide. There are two mandatory training courses dedicated to the Code: one is for new starters; the second is the annual training for all employees, reminding them of the key commitments. In 2019, 100% of all active employees completed the annual training on the Code of Ethics. Emerging market healthcare BV We continue to make our medicines affordable to more people on a commercially and socially sustainable basis. As, on average, almost half of healthcare expenditure in emerging countries is paid for by the patient or their families, we base our approach in these markets on an understanding of their economic circumstances and the burden placed on them by healthcare costs. We are aiming to enable our Emerging Markets to deliver better and broader patient access through innovative and targeted equitable pricing strategies and practices. Anti-bribery and anti-corruption BV We do not tolerate bribery or any other form of corruption. We conveyed our commitment to ethical behaviour in the 2019 annual Code training, reinforced through anti-bribery/ anti-corruption training materials delivered and made available to relevant employees and third parties, including mandatory training for Commercial employees in 2019 which will be followed by training for employees in other business units in 2020. The Code includes four high-level Global Policies covering Science, Interactions, Workplace and Sustainability. These Global Policies continue to be complemented by underlying Global Standards, which define the global requirements we follow to deliver our business consistent with the Values, behaviours, commitments and principles embodied in our Code and Global Policies. Our Code and Global Policies, together with relevant Global Standards and Position Statements, are published on our website, www.astrazeneca.com. Our policy framework also includes additional requirements at the global, local and business unit level to support employees in their daily work. We also have a variety of patient access programmes in Emerging Markets, each tailored to meet the needs of the local community. These include patient assistance programmes, such as Terapia Plus in Ukraine, Karta Zdorovia in Russia and FazBem in Brazil which offer products at a discounted cost. Bribery and corruption remains a business risk as we launch new medicines in markets across the globe and enter into partnerships and collaborations, and the risk is a focus of our third-party risk management process, as well as our Business Development due diligence procedures. It is also a focus of our monitoring and audit programmes. The majority of marketing company audits include anti-bribery/ anti-corruption work programmes. For information on our access to healthcare programmes in Emerging Markets and as one of our sustainability priorities, please see pages 35 and 52 and our Sustainability Report. Responsible sales and marketing BV A Finance Code complements the Code and applies to the Chief Financial Officer, the Group’s principal accounting officers (including key Finance staff in major overseas subsidiaries) and all Finance function employees. This reinforces the importance of the integrity of the Group’s Financial Statements, the reliability of the accounting records on which they are based and the robustness of the relevant controls and processes. We are committed to employing high ethical standards of sales and marketing practice worldwide, in line with our Code of Ethics and supporting requirements (our policy framework). We maintain a robust compliance programme in our efforts to ensure compliance with all applicable laws, regulations and adopted industry codes. As outlined in Global 35 AstraZeneca Annual Report & Form 20-F Information 2019 / Business Review Strategic Report

Therapy Area Review Oncology Our ambition is to push the boundaries of science to change the practice of medicine, transform the lives of patients living with cancer, and ultimately eliminate cancer as a cause of death. Unmet medical need and world market > Cancer is the second leading cause of death globally > Lung cancer claims a life every 18 seconds; it has the highest cancer mortality rate, followed by colorectal, stomach, liver and breast cancer > With over two million new cases for each in 2018, lung cancer and breast cancer are the two most common types of cancer > Other common cancers include prostate and ovarian cancer Estimated annual cancer cases (m) 1.8m Lung cancer was responsible for the deaths of 1.8 million people in 2018. 2.1m Breast cancer is the most frequent cancer among women, impacting 2.1 million women each year. Therapy area world market (MAT/Q3/19) $124.4bn Annual worldwide market value Chemotherapy $24.4bn Hormonal therapies $13.1bn Monoclonal antibodies (mAbs) $30.0bn Small molecule targeted agents $34.7bn Immune checkpoint inhibitors $20.9bn Other oncology therapies $0.1bn A portfolio of DNA damage response inhibitors that selectively kill cancer cells while minimising the impact on normal cells. Source: IQVIA. AstraZeneca focuses on specific segments within this overall therapy area market. 54 AstraZeneca Annual Report & Form 20-F Information 2019 / Strategic Report 2040 29.5 2030 24.1 2020 19

Lung Ambition Alliance In collaboration with the International Association for the Study of Lung Cancer (IASLC), Guardant Health and the Global Lung Cancer Coalition (GLCC), in July 2019, we announced the formation of the Lung Ambition Alliance. It has the goal of one day eliminating lung cancer as a cause of death and has identified three areas of focus that span the patient experience: 1. Increasing lung cancer screening and early diagnosis by raising awareness of the effectiveness of screening and addressing barriers to early detection, with continued improvements to the ease and reliability of diagnostics and contributions to better understanding of disease progression. 2. Delivering innovative medicine by enabling widespread paradigm shifts to earlier intervention when there is still potential for a cure. 3. Enhancing quality care by working with advocates and policymakers to deliver projects that address the challenges most urgent to patients on the local level and by improving coordination across the multidisciplinary team of treaters. Through effective activation of these workstreams, the Alliance has set the goal of doubling five-year survival for lung cancer by 2025. “Through the Lung Ambition Alliance, we are working together with top oncology minds to accelerate progress and help patients with lung cancer live longer and better lives.” David Fredrickson EVP, Oncology Business Unit Other agents in early development include: AZD9496, a selective oestrogen receptor degrader (SERD) in Phase I development for the treatment of oestrogen receptor positive (ER+) breast cancer; AZD9833, a SERD in Phase II development for the treatment of ER+ breast cancer; AZD5153, a bromodomain-4 inhibitor in Phase I for solid tumours; and in our cell death portfolio, AZD5991 (MCL1 inhibitor) and AZD4573 (CDK9 inhibitor), which are being investigated in haematological malignancies. 2019 review – strategy in action 2019 saw stable performances from our established Oncology products, steady growth from our innovative new medicines portfolio, and a generally positive news flow from our late-stage pipeline in each of our four strategic pillars. endpoint of the Phase III FLAURA trial. Results showed a statistically significant and clinically meaningful improvement in OS, for Tagrisso versus gefitinib or erlotinib, both of which were previous standard of care treatments. Several other next-generation potential medicines from our TDR platform moved into or progressed in Phase III in 2019: Imfinzi and immuno-oncology Imfinzi, a human mAb that binds to PD-L1 and blocks the interaction of PD-L1 with PD-1 and CD80 continued its strong commercial performance in 2019, building on its quick adoption in the US and supported by new approvals and accelerating growth in markets outside the US. Tagrisso and tumour drivers and resistance mechanisms Tagrisso is a best-in-class, highly selective, irreversible inhibitor of the activating sensitising EGFR mutation (EGFRm) and the resistance mutation T790M. > Selumetinib: A MEK 1/2 inhibitor, and part of a global strategic oncology collaboration with MSD, selumetinib was granted Breakthrough Therapy Designation by the FDA in April 2019 for the treatment of paediatric patients aged three years and older with neurofibromatosis type 1 (NF1) symptomatic and/or progressive, inoperable plexiform neurofibromas (PN), a rare, incurable genetic condition. In November 2019, we announced its filing acceptance by the FDA for a potential indication in NF1. > Savolitinib: A selective inhibitor of c-MET receptor tyrosine kinase, savolitinib is being investigated with Hutchison China MediTech Limited (Chi-Med), both as a monotherapy and in combination. It has shown promising signs of clinical efficacy in patients with MET gene alterations in lung cancer and gastric cancer with an acceptable safety profile, including promising preliminary efficacy and safety results in the ongoing China Phase II study of savolitinib monotherapy in NSCLC patients with MET mutations. It also showed promise in the TATTON Phase Ib expansion cohort when combined with Tagrisso in patients with EGFRm MET-amplified NSCLC; this combination has been taken into a large Phase II trial, SAVANNAH, which is ongoing. > Capivasertib (AZD5363): Our AKT inhibitor, capivasertib entered Phase III development in the first half of 2019 for triple negative breast cancer. Our tumour drivers and resistance (TDR) mechanisms platform explores precision medicines with a biomarker-driven approach to inhibit genetic disease drivers as a clinically validated approach to shrink tumours and improve progression-free survival (PFS) and overall survival (OS). Tumours, however, eventually develop resistance to these therapies. Our programmes seek to develop therapies that target resistance mechanisms and the mutations that cause cancer cells to proliferate. Immuno-oncology (IO) is a promising therapeutic approach that harnesses the patient’s own immune system to help fight cancer. We aim to become scientific leaders in IO by identifying novel approaches that enhance the immune system’s ability to fight cancer, both with IO medicines on their own, and in conjunction with other medicines. Treating early-stage NSCLC Imfinzi is the only immunotherapy to demonstrate OS at three years in unresectable Stage III NSCLC and represents a new standard of care treatment. In 2019, three-year OS results from the Phase III PACIFIC trial showed a durable and sustained OS benefit in patients with unresectable, Stage III NSCLC who had not progressed following concurrent chemoradiation therapy (CRT), a previous standard of care treatment. In December, Imfinzi was approved in China for patients with unresectable Stage III NSCLC. In 2019, it became our top-selling medicine as we extended its global roll-out for 1st-line NSCLC. Tagrisso also continues to be investigated in NSCLC in the adjuvant setting (ADAURA), in the locally-advanced unresectable setting (LAURA), in combination with chemotherapy (FLAURA2) in the metastatic setting, and with potential new medicines to address resistance to EGFR-TKIs (SAVANNAH, ORCHARD). In September 2019, Tagrisso was approved as a 1st-line treatment in China for adults with locally-advanced or metastatic NSCLC. Also in September, the benefit of using Tagrisso in the 1st-line treatment of adult patients with locally-advanced EGFRm NSCLC was confirmed with the results of a key secondary 57 AstraZeneca Annual Report & Form 20-F Information 2019 / Therapy Area Review Strategic Report

Therapy Area Review Oncology continued Lung cancer is a key area of focus for our IO portfolio and we announced new trials in 2019 to investigate the full potential of Imfinzi in early-stage NSCLC: > ADJUVANT BR.31, an externally-sponsored research study led by the Canadian Cancer Trials Group, will explore the benefits of treatment with Imfinzi following complete tumour resection. > PACIFIC-2 will assess efficacy and safety of Imfinzi given concurrently with platinum-based CRT in Stage III NSCLC patients. > PACIFIC-5 will assess the efficacy and safety of Imfinzi in patients treated with either sequential or concurrent CRT in patients with unresectable Stage III NSCLC. In 2019, Imfinzi demonstrated both a significant survival benefit and improved responses in extensive-stage SCLC in the Phase III CASPIAN trial. The FDA subsequently granted Orphan Drug Designation to Imfinzi for the treatment of SCLC and, in November 2019, granted Priority Review for the treatment of patients with 1st-line extensive-stage SCLC. Lynparza and DNA damage response Lynparza is our first and best-in-class oral poly ADP-ribose polymerase (PARP) inhibitor, and the first targeted treatment to block DDR in cells/tumours harbouring a deficiency in homologous recombination repair (HRR), such as mutations in BRCA1 and/or BRCA2. We have a global strategic oncology collaboration with MSD to co-develop and co-commercialise Lynparza. Imfinzi is also being tested following concurrent CRT in limited-stage SCLC in the Phase III ADRIATIC trial. Our DNA damage response (DDR) platform exploits mechanisms that selectively damage tumour cell DNA to shrink tumours and improve PFS and OS. Our market-leading programmes focus on multiple ways to identify and exploit vulnerabilities to kill the tumour cells, while minimising toxicity to the patient. Exploring other indications Beyond lung cancer, we continue to explore the potential of Imfinzi and tremelimumab in head and neck squamous cell carcinoma (HNSCC) (KESTREL), bladder cancer (DANUBE, NILE, POTOMAC, NIAGARA) and in hepatocellular carcinoma (HCC) (HIMALAYA, EMERALD-1, and EMERALD-2). Late-stage NSCLC Our clinical trial portfolio also explores ways to improve outcomes for patients who have relapsed or are diagnosed with metastatic disease. In this setting, Imfinzi is being investigated as a monotherapy and in combination with tremelimumab and/or chemotherapy in the PEARL and POSEIDON trials. In 2014, Lynparza became the world’s first approved PARP inhibitor. Initially indicated for the treatment of ovarian cancer, in 2017, it became the first PARP inhibitor to demonstrate benefits in certain types of breast cancer. In 2019, Lynparza exceeded $1 billion in sales worldwide, demonstrating its uptake by physicians in need of treatment options for multiple cancer types. Our IO pipeline Our IO pipeline contains NMEs targeting multiple pathways, novel mechanisms to boost current immune response, and agents to modify the tumour microenvironment both alone and in combination with checkpoint inhibition. We continue to explore the adenosine pathway, which is increasingly recognised as critical to tumour suppression and represents a new frontier within IO. Some of the 2019 highlights from our IO pipeline include: In August 2019, we announced that NEPTUNE, a Phase III trial of Imfinzi in combination with tremelimumab, an anti-CTLA4 antibody, versus standard of care platinum-based chemotherapy in the 1st-line treatment of patients with Stage IV (metastatic) NSCLC, failed to meet its primary endpoint. We are continuing to analyse the clinical and biomarker data from this trial to gain further insights to improve IO approaches for patients with metastatic NSCLC. Leadership in ovarian cancer We are committed to changing the way advanced ovarian cancer is treated in the 1st-line setting. The positive SOLO-1 trial had already demonstrated the significant benefit of extending PFS much earlier, bringing the goal of long-term remission and cure in ovarian cancer closer for women with tumours that harbour a BRCA mutation. In 2019, results from the Phase III PAOLA-1 trial in the 1st-line maintenance setting in women regardless of biomarker status or surgical outcome and a broader patient group than in SOLO-1, showed that Lynparza, when added to the standard of care, bevacizumab, delivered a statistically significant and clinically meaningful improvement in PFS. Women taking the Lynparza-bevacizumab combination lived longer without disease progression or death compared with those taking bevacizumab alone. The goal of 1st-line treatment is to delay progression of the disease for as long as possible, with the intent of achieving complete remission or cure and these data have the potential to change clinical practice in how women with advanced ovarian cancer are treated. > Monalizumab: Our first-in-class humanised anti-NKG2A antibody is being investigated in HNSCC, colorectal cancer, and haematological malignancies. Monalizumab is now transitioning to a Phase III trial in HNSCC in combination with cetuximab. > Oleclumab is our Immunoglobulin G1 (IgG1) mAb against CD73. It is being explored in combination with Imfinzi and chemotherapy in pancreatic cancer, as well as in combination with Tagrisso, AZD4635 or Imfinzi in lung cancer. > AZD4635: An adenosine 2A receptor (A2AR) inhibitor is being explored as monotherapy and in combination with Imfinzi in solid tumours in Phase II trials. > AZD9150: danvatirsen, a STAT3 antisense oligonucleotide (ASO) continues to be investigated in Phase II in patients with 2nd-line HNSCC and in combination with Calquence for haematological cancers. > MEDI5752: A novel bispecific antibody designed to target PD-1 and CTLA-4 checkpoints on immune cells is being studied in a range of solid tumours. > MEDI0457: a human papilloma virus (HPV) vaccine currently tested in combination with Imfinzi in HPV-positive HNSCC. > MEDI5083: Preclinical data on this novel fusion protein that activates the CD40 pathway were presented at the 2019 American Association for Cancer Research (AACR) meeting. In October 2019, we announced positive PFS results from the Phase III POSEIDON trial for Imfinzi and tremelimumab when added to chemotherapy in previously-untreated Stage IV (metastatic) NSCLC. The trial met its primary endpoint by showing a statistically significant and clinically meaningful improvement in the final PFS analysis in patients treated with the combination of Imfinzi and a broad choice of five standard of care platinum-based chemotherapy options versus chemotherapy alone. The triple combination of Imfinzi plus tremelimumab and chemotherapy also demonstrated a statistically significant and clinically meaningful PFS improvement versus chemotherapy alone as a key secondary endpoint. OS data from this trial are now expected in 2021. First PARP inhibitor to achieve positive Phase III results in four different cancer types In 2019, Lynparza became the first and only PARP inhibitor with positive Phase III trial results in four different tumour types: pancreatic and prostate, as well as ovarian and breast. Imfinzi in SCLC SCLC, which constitutes about 15% of all lung cancer diagnoses, is a fast-growing cancer that recurs and progresses rapidly. It is the most aggressive type of lung cancer with only 6% of patients alive after five years. The Phase III POLO trial explored the efficacy of Lynparza tablets as 1st-line maintenance monotherapy in patients with gBRCAm metastatic pancreatic cancer whose disease has not progressed on platinum-based chemotherapy. POLO is the first positive 58 AstraZeneca Annual Report & Form 20-F Information 2019 / Strategic Report

Therapy Area Review continued Cardiovascular, Renal & Metabolism Our mission is to protect the lives of people from the often devastating consequences of heart failure, cardiovascular, metabolic and renal diseases, and to change clinical practice to address unmet medical need. We are committed to the seamless management of diseases, improving patient outcomes and decreasing the mortality rate. 425m Number of people living with diabetes. Unmet medical need and world market Cardiovascular, Renal & Metabolism (CVRM) diseases are the leading causes of death across the globe, killing more than 20 million people each year. 64m Number of people living with heart failure and cardiovascular disease which are responsible for the deaths of 17.9 million people per year. 200m Number of people living with chronic kidney disease. Therapy area world market (MAT/Q3/19) $194.4bn Annual worldwide market value High blood pressure $34.1bn Abnormal levels of blood cholesterol $17.0bn Diabetes $89.9bn Thrombosis $7.6bn CKD $10.1bn CKD associated anaemia $6.9bn Hyperkalaemia $0.4bn Other CV $45.3bn Source: IQVIA. AstraZeneca focuses on specific segments within this overall therapy area market. Sales for CKD and CKD associated anaemia fall outside the CVRM total market. All sales for CKD associated anaemia ($6.9bn) fall within the CKD market and should not be double-Messenger RNA being read by a ribosome to produce signalling proteins. counted. 60 AstraZeneca Annual Report & Form 20-F Information 2019 / Strategic Report

Strategic Report



Key marketed products and revenues 2019

Brilinta and *Farxiga* continued to provide a foundation for continued growth in the therapy area and our renal franchise made progress, with *Lokelma* launching in the US and progressively in Europe. Overall CVRM Product Sales were up 3% on 2018 (6% at CER).

CVRM Product Sales

$6,906m

29% of total

2018: $6,710m

2017: $7,266m

Product	Disease area	Revenue	Commentary
Brilinta/Brilique (ticagrelor)	Acute coronary syndromes (ACS) and high-risk patients with history of myocardial infarction (MI)	$1,581m, up 20% (23% at CER)	Approved in more than 110 countries for ACS and more than 70 countries for high-risk patients with history of heart attack; included in major guidelines. *Brilinta* delivered consistent quarter-over-quarter growth in 2019 in all regions.
Farxiga/ Forxiga (dapagliflozin)	Type-2 diabetes, Type-1 diabetes	$1,543m, up 11% (14% at CER)	Approved in 100 countries to improve glycaemic control in adult patients with type-2 diabetes; included in major guidelines. *Farxiga* delivered consistent, solid growth quarter-over-quarter in 2019. Approval for type-1 diabetes in EU and Japan. Complete Response Letter received from FDA for type-1 diabetes.
Bydureon (exenatide XR injectable suspension)	Type-2 diabetes	$549m, down 6% (5% at CER)	Approved in more than 70 countries to improve glycaemic control in adults with type-2 diabetes; included in major guidelines. In 2019, *Bydureon* continued launch progress with *BCise* in a highly dynamic GLP-1 class.
Onglyza (saxagliptin)	Type-2 diabetes	$527m, down 3% (0% at CER)	Approved in more than 85 countries for the treatment of adults with type-2 diabetes; included in guidelines. *Onglyza* maintained a strong performance in 2019 in Emerging Markets, driven by China, while facing US price pressure.
Byetta (exenatide injection)	Type-2 diabetes	$110m, down 13% (11% at CER)	
Symlin (pramlintide acetate)	Type-2 diabetes	$34m, movement n/m	
Qtern (metformin hydrochloride, saxagliptin and dapagliflozin)	Type-2 diabetes	$18m, up 261% (276% at CER)	In 2019, our combination therapy of dapagliflozin, saxagliptin and metformin hydrochloride was approved in the US as *Qternmet* XR and in the EU as *Qtrilmet*.
Lokelma (sodium zirconium cyclosilicate (SZC))	Hyperkalaemia	$14m, movement n/m	Approved with launches under way in the US, EU, Canada and China for the treatment of adults with hyperkalaemia.
Legacy			
Crestor (rosuvastatin calcium)	Dyslipidaemia Hyper-cholesterolaemia	$1,278m, down 11% (8% at CER)	Financial impact has stabilised following patent expiries in the US (2016) and EU/Japan (2017). Licensed from Shionogi. The extension of the global license agreement with Shionogi for *Crestor* became effective 1 January 2014.
Seloken/Toprol-XL (metoprolol succinate)	Hypertension Heart failure Angina	$760m, up 7% (12% at CER)	Divested rights in Europe to Recordati in May 2017. Divested US rights to Aralez effective October 2016.
Atacand/Atacand HCT/Atacand Plus (candesartan cilexitil)	Hypertension Heart failure	$221m, down 15% (11% at CER)	Divested rights to Cheplapharm in 28 European markets in July 2018. Licensed from Takeda Chemicals Industries Ltd.
Others		$273m, down 9% (6% at CER)	

Our strategy for CVRM

We have divided CVRM into four distinct but interrelated disease areas: cardiovascular disease, heart failure, metabolic and renal diseases. In developing targeted medicines for these diseases, we recognise that, in addition to their differences, these four areas are interconnected. Whereas shared risk factors are often currently neither diagnosed nor addressed, science suggests that, by considering common mechanisms of CVRM diseases, we can work with healthcare practitioners (HCPs) to improve outcomes in patients with one specific diagnosis before co-morbidities emerge.

Our ambition in CVRM

Our aim is to develop and grow a portfolio of medicines that address the multiple risk factors or co-morbidities across CVRM. Our efforts are built on global randomised clinical trials (RCTs) that are as close as possible to clinical practice and real-world evidence (RWE) research. These help us gather vital insights into patient needs and clinical practice, and develop treatments that meet the requirements of both patients and HCPs.

Our ambition is as follows:

> **Cardiovascular:** to help eliminate CV risk factors and stop disease progression.
> **Heart failure:** to help prevent, treat and cure this leading cause of death.
> **Renal:** to help treat life-threatening complications and slow disease progression.
> **Metabolism:** to treat beyond HbA1C (average blood glucose levels), prevent cardio-renal complications and explore non-alcoholic steatohepatitis (NASH).

With our existing medicines and those in late-stage development, we are already delivering life-changing results in the four CVRM disease areas and their complications.

> **Cardiovascular:** *Brilinta*
> **Heart failure:** *Farxiga*, *Lokelma*
> **Renal:** *Lokelma*, roxadustat, *Farxiga*
> **Metabolism:** *Brilinta*, *Farxiga*, *Bydureon*, *Qtern*

We additionally have a pipeline of more than 25 therapies and therapy combinations and believe we have a comprehensive portfolio of potential medicines that might combat these life-threatening conditions.

Beyond our research, we also invest in strategic partnerships to better educate stakeholders about these diseases and improve patient access to healthcare worldwide.

AstraZeneca Annual Report & Form 20-F Information 2019 / Therapy Area Review 61

Therapy Area Review continued Respiratory We aim to transform the treatment of respiratory diseases with our growing portfolio of inhaled combinations at the core of care, biologics for the unmet medical needs of specific patient populations and scientific advancements in disease modification with the ambition of achieving remission or even cures for patients. Unmet medical need and world market Today, more than 700 million people have asthma or chronic obstructive pulmonary disease (COPD). Of the 250 million people who are in our eight largest commercial markets, more than 65 million of those with asthma and 124 million with COPD do not receive maintenance treatment for these chronic diseases. Despite currently available medicines, therapeutic advances are needed to reduce morbidity and mortality. 339m 339 million individuals worldwide have asthma, with prevalence expected to rise. 50% Severe asthma accounts for about 10% of asthma patients but 50% of the physical and socio-economic burden of asthma. We estimate that new medicines and Emerging Markets will drive 6% annual growth over the next decade, reaching $47 billion by 2028. 384m Globally, 384 million people have COPD, and it is the third leading cause of death worldwide. COPD exacerbations represent a significant burden for patients, carers and society. COPD costs are estimated to exceed $100 billion per year globally. Therapy area world market (MAT/Q3/19) $69.9bn Annual worldwide market value Asthma $20.9bn COPD $16.7bn Other $32.0bn Antibody that binds to upstream epithelial cytokines to prevent a range of inflammatory responses. Source: IQVIA. AstraZeneca focuses on specific segments within this overall therapy area market. 66 AstraZeneca Annual Report & Form 20-F Information 2019 / Strategic Report

Strategic Report

Key marketed products and revenues 2019

Our Respiratory business strengthened its growth in 2019, with sales up 10% (13% at CER). *Symbicort* continued volume market leadership and became the value leader in 2019 in the inhaled corticosteroid (ICS)/long-acting beta2-agonist (LABA) class. *Pulmicort* continued to deliver strong revenue growth, led by Emerging Markets in which China stood out. *Breztri Aerosphere* (PT010) was approved and launched in Japan, and approved in China. In biologics, *Fasenra* has been approved in 53 countries for severe eosinophilic asthma and is currently reimbursed in 36 countries.

Product	Disease area	Revenue	Commentary
Symbicort (budesonide/ formoterol)	Asthma COPD	$2,495m, down 3% (0% at CER)	Continued volume market leadership and became the value leader of the ICS/LABA class led by strong growth in Emerging Markets.
Pulmicort (budesonide)	Asthma	$1,466m, up 14% (18% at CER)	Brand growth led by Emerging Markets with leadership in China. Growth in China due to increased medical access supported by nebulisation room expansion and improved coverage of emerging/county hospitals.
Fasenra (benralizumab)	Severe asthma	$704m, up 137% (139% at CER)	*Fasenra* leads the IL-5 class in new prescriptions in the US, Japan, Germany and France.
Daliresp/Daxas (roflumilast)	COPD	$215m, up 14% (15% at CER)	Growth driven by favourable affordability-programme changes and inventory movements in the US.
Duaklir (aclidinium/ formoterol)	COPD	$77m, down 19% (15% at CER)	Growth in Europe is in line with expectations. *Duaklir* was approved in the US and launched by Circassia in October 2019. AstraZeneca will continue to supply the medicine.
Tudorza/Eklira (aclidinium)	COPD	$72m, down 35% (32% at CER)	Reflects the flat long-acting muscarinic antagonist (LAMA) market. Sales in the US are now booked by Circassia following its acquisition of the product in January 2019.
Bevespi Aerosphere (glycopyrrolate/ formoterol)	COPD	$42m, up 26% (26% at CER)	*Bevespi Aerosphere* revenue and growth is in line with other long-acting muscarinic antagonists/LABA launches.
Breztri Aerosphere (budesonide/ glycopyrrolate/ formoterol)	COPD	n/m $2m, movement n/m	*Breztri Aerosphere* revenue is in line with other launches in COPD under Japan's Ryotanki restriction.
Others	Asthma COPD	$390m, down 13% (9% at CER)	

Respiratory Product Sales

$5,391m

23% of total

2018: $4,911m

2017: $4,706m

Our strategy for Respiratory

Our respiratory medicines reached more than 53 million patients receiving acute and maintenance therapy in 2019. We have a strong pipeline with more than 10,300 patients actively participating in Phase I-IV respiratory clinical trials across the world.

Our ambition is to transform outcomes for patients with respiratory diseases through:

1. Our strength in inhaled combination medicines.
2. A leading biologics portfolio.
3. An exciting early- and mid-stage pipeline.

Inhaled medicines

In inhaled medicine, our focus is on two key areas of clinical care. In asthma, we are working to prevent attacks by reducing over-reliance on short-acting beta2-agonist (SABA) reliever monotherapy and advancing anti-inflammatory reliever therapy, evidenced by the approvals of *Symbicort Turbuhaler* as an anti-inflammatory reliever as-needed in mild asthma in multiple countries in 2019. *Symbicort* continued its leadership in the ICS/ LABA class, and remains a cornerstone of current asthma and COPD care. We expect to be one of only two key global players to offer the leading inhaled combination therapy classes for COPD in all major regions. Based on the full Phase III data results, *Breztri Aerosphere* has a highly competitive clinical profile across a broad range of patients and at two doses of ICS.

Biologics

In biologics, we aim to transform outcomes among patients with the greatest unmet medical need and relegate chronic oral steroid use to last resort, given its association with adverse events. Our first respiratory biologic, *Fasenra*, is approved for severe eosinophilic asthma and is also being investigated for other eosinophil-driven diseases. In the future, tezepelumab, a potential first-in-class anti-thymic stromal lymphopoietin (TSLP) mAb that blocks a key upstream driver of inflammation in asthma, has the potential to treat a broad population of severe asthma patients, including those patients who are ineligible for biologic therapies today, if the Phase III programme reflects the positive Phase IIb data.

In the pipeline

Our mid-stage and early portfolios include novel and inhaled biologics, early biology-led treatment, lung repair and regeneration. Beyond *Fasenra* and tezepelumab programmes, we have one new molecular entity in Phase III, six new molecular entities in Phase II, four new molecular entities in Phase I, two life-cycle management projects and a robust pre-clinical pipeline. In addition to asthma and COPD we are also investigating other respiratory opportunities in idiopathic pulmonary fibrosis (IPF) and chronic cough.

Our respiratory market leadership in China positions us well to support improvements in acute treatment using our leading nebulisation portfolio, which is supported with more than 17,500 nebulisation centres, and establishing maintenance inhaled treatment as the standard of care (SoC) in asthma and COPD.

AstraZeneca Annual Report & Form 20-F Information 2019 / Therapy Area Review 67

Redefining care for severe asthma patients 34m people affected worldwide by severe asthma Severe asthma affects approximately 34 million people worldwide and, for many, can mean a life of frequent, severe attacks, with reduced lung function and a poor quality of life. There are significant challenges to managing severe asthma as standard treatments alone often do not work sufficiently. Contributing to the problem, in many countries, patients can spend years in primary care without getting referred to a specialist for proper diagnosis and care. We have made a long-term investment to improve severe asthma patient care through a multi-disciplinary programme called PRECISION. PRECISION brings together leading experts in asthma and healthcare policy to ensure severe asthma patients routinely receive the right care, at the right time, in the most appropriate setting. Our efforts are focused on accelerating appropriate referrals to specialists, building capability and capacity, and improving healthcare system policies and access. PRECISION is already operating across 45 countries and, with the involvement of more than 100,000 healthcare professionals, transforming clinical standards and patient referral pathways and identifying patients most at risk based on potential over-reliance on oral corticosteroids. 45 countries in which PRECISION is already operating In 2019, the Global Initiative for Asthma published its latest report on asthma management, calling it the most significant change in asthma management in over 30 years. The report recommended low dose ICS-formoterol combination therapy (the molecules in Symbicort) as-needed as the preferred reliever therapy across all asthma severities and the preferred controller and reliever therapy in mild asthma. SABA monotherapy is no longer the preferred reliever recommended for patients with mild asthma, due to increased airway inflammation and risk of serious asthma attacks, specifically the risk of serious attacks in those receiving three or more SABA canisters per year. The changes in preferred reliever therapy reflect evidence gathered during many years of our research, including more than 25 trials. In 2019, Symbicort Turbuhaler was approved as an anti-inflammatory reliever as-needed in mild asthma in Australia, New Zealand, Brazil, Canada, Chile, Haiti, Russia, Singapore, South Korea, Egypt and Iran. Regulatory reviews are ongoing to extend the indication in additional countries. In July 2019, the regulatory submission in the EU for Symbicort Turbuhaler in mild asthma was withdrawn and a new submission is anticipated during the first half of 2020. In the fourth quarter of 2019, Symbicort received regulatory filing acceptance by the National Medical Products Administration (NMPA) in China for use in mild asthma. 2019 review – strategy in action Strength in inhaled combination medicines In 2019, the strength of our inhaled combination medicines was reflected with the performance of Symbicort, which continued its volume market leadership as the number one ICS/LABA combination globally and became the value leader within the ICS/LABA class globally – a major achievement for a medicine 19 years after launch. moderate asthma. Data from the Novel START open-label trial showed a 51% reduction in the rate of annual asthma exacerbations with Symbicort Turbuhaler compared with albuterol. There was no difference in the exacerbation rate between Symbicort Turbuhaler and twice-daily maintenance budesonide plus albuterol, despite a 52% reduction in the mean steroid dose with Symbicort Turbuhaler. Results from PRACTICAL, a peer-reviewed trial that was independently funded by the Health Research Council of New Zealand, showed that Symbicort Turbuhaler used as an anti-inflammatory reliever in mild-to-moderate asthma reduced the rate of severe exacerbations versus maintenance budesonide plus terbutaline taken as-needed, a comparator regimen representative of usual care in this patient population. The safety and tolerability for Symbicort Turbuhaler as-needed, in both trials, was consistent with the known profile of the medicine. These data build on the results from our Phase III SYGMA trials of Symbicort Turbuhaler and add to the body of evidence which demonstrate the potential of Symbicort Turbuhaler, used as-needed, as an important treatment option for patients with mild disease at risk of asthma attacks. The trials follow on from previous studies which demonstrated the ability of Symbicort Turbuhaler to reduce severe exacerbations, when used as-needed for moderate-to-severe patients prescribed maintenance and reliever therapy. This performance has been driven by growth in Emerging Markets in response to high unmet medical need and rapid adoption of better medical treatment, offset by continued pricing pressure in established markets in line with expectations as prices rebase through generic entries. Growth has been particularly strong in China, where there is increased government intervention to address the unmet medical need in respiratory diseases, including, for example, the Pulmonary and Critical Care Medicine initiative to improve quality standards and COPD being listed in the China 2030 state plan. In addition, Symbicort has been included in the Essential Drugs List, had its 2nd-line restriction removed in the National Reimbursement Drug List (NRDL) and has preferred positioning within updated national guidelines versus other treatments. Our commitment to working to prevent attacks by reducing over-reliance on reliever monotherapy and advancing anti-inflammatory reliever therapy continues with the development of PT027. PT027 is an investigational fixed-dose combination of budesonide, an ICS and albuterol, a SABA. In 2019, our co-development partner, Avillion, initiated the second Phase III trial of PT027 in patients with mild-to-moderate asthma. Results from both the MANDALA and DENALI trials are expected to read out in 2020. In 2019, positive results were reported from two key trials, which were designed to reflect real-world practice and assess the effectiveness of Symbicort Turbuhaler taken as-needed, as anti-inflammatory reliever therapy in adults with mild or mild-to-69 AstraZeneca Annual Report & Form 20-F Information 2019 / Therapy Area Review Strategic Report

Strategic Report

Other Disease Areas

We have medicines and vaccines in other disease areas that have an important impact for patients. As such, we are selectively active in the areas of autoimmunity, infection, neuroscience and gastroenterology, where we follow an opportunity-driven approach and often work through partnerships.



Unmet medical need and world market

The WHO estimates that seasonal influenza may result in nearly one billion cases of influenza and 290,000 to 650,000 deaths each year due to influenza-related respiratory diseases.

Nanoparticles circulating in blood stream.

Key marketed products and revenues 2019

Nexium is continuing to perform strongly in China, while sales for the rest of the world are in line with expectations, given pressures from generic competition. *Fluenz* Tetra/ *FluMist* Quadrivalent continues to be licensed in multiple markets, including the US, Canada, EU, Israel and Hong Kong, and it remains a central part of the UK and Finnish paediatric national influenza vaccination programmes.

Other Product Sales

$2,601m

11% of total

2018: $3,400m

2017: $4,156m

Product	Disease area	Revenue	Commentary
Infection			
Synagis (palivizumab)	Respiratory syncytial virus (RSV)	↓ $358m, down 46% (46% at CER)	Divested US rights to Sobi. AbbVie holds rights to *Synagis* outside the US.
Fluenz Tetra/ *FluMist* Quadrivalent (live attenuated influenza vaccine)	Influenza	↑ $113m, up 3% (5% at CER)	Approved in the US, EU, Canada, Israel and Hong Kong. Daiichi Sankyo holds rights to *Fluenz* Tetra/ *FluMist* Quadrivalent in Japan.
Neuroscience			
Seroquel IR/ *Seroquel XR* (quetiapine fumarate)	Schizophrenia Bipolar disease	↓ $191m, down 47% (46% at CER)	Divested rights in Europe and Russia in October 2019 and in US and Canada in December 2019 to Cheplapharm. Luye Pharma holds rights to *Seroquel* and *Seroquel XR* in the UK, China and other international markets. The rights to *Seroquel* and *Seroquel XR* in Japan are partnered with Astellas.
Movantik/ *Moventig* (naloxegol)	Opioid-induced constipation	↓ $98m, down 10% (10% at CER)	Licensed from Nektar Therapeutics. Kyowa Kirin has held rights in the EU since March 2016. Knight Therapeutics Inc. has held rights in Canada and Israel since December 2016. Co-commercialisation in the US with Daiichi Sankyo.
Vimovo (naproxen and esomeprazole)	Osteoarthritic pain	↓ $37m, down 47% (44% at CER)	Licensed from Pozen and divested worldwide rights (ex-US) to Grünenthal in October 2018. Divested US rights to Horizon Pharma Inc. since November 2013.
Gastroenterology			
Nexium (esomeprazole)	Proton pump inhibitor to treat acid-related diseases	↓ $1,483m, down 13% (11% at CER)	Divested European rights to Grünenthal in October 2018.
Losec/ *Prilosec* (omeprazole)	Proton pump inhibitor to treat acid-related diseases	⇔ $263m, down 3% (up 1% at CER)	In October 2019, divested global commercial rights, excluding China, Japan, the US and Mexico to Cheplapharm.

AstraZeneca Annual Report & Form 20-F Information 2019 / Therapy Area Review 71

Ruud Dobber Executive Vice-President, BioPharmaceuticals Business Unit Ruud was appointed Executive Vice-President, BioPharmaceuticals Business Unit in January 2019 and is responsible for product strategy and commercial delivery for CVRM and Respiratory, including immunology. Prior to this, Ruud held the role of Executive Vice-President, North America and was responsible for driving growth and maximising the contribution of the commercial operations in North America. Ruud joined Astra in 1997 and has held various senior commercial and leadership roles including Executive Vice-President, Europe. Ruud was also responsible for the development of our late-stage, small molecule antibiotic pipeline as well as its global commercialisation and was Regional Vice-President for the European, Middle East and Africa region, Regional Vice-President for the Asia Pacific region and Interim Executive Vice-President, GPPS. Ruud was a member of the Board and Executive Committee of the European Federation of Pharmaceutical Industries and Associations and was previously Chairman of the Asia division of Pharmaceutical Research and Manufacturers of America. Ruud holds a doctorate in immunology from the University of Leiden, Netherlands and began his career as a research scientist in immunology and ageing. David Fredrickson Executive Vice-President, Oncology Business Unit Dave was appointed Executive Vice-President, Oncology Business Unit in October 2017 and is responsible for driving growth and maximising the commercial performance of the AstraZeneca global Oncology portfolio. He has global accountability for marketing, sales, medical affairs and market access in Oncology and plays a critical leadership role in setting the Oncology portfolio and product strategy. Previously, Dave served as President of AstraZeneca K.K. in Japan, and Vice-President, Specialty Care in the US. While in Japan, Dave also served as Vice Chairman of the European Federation of Pharmaceutical Industries and Associations Japan and was a Director of the Japan Pharmaceutical Manufacturers Association. Before joining AstraZeneca, Dave worked at Roche/Genentech, where he served in several functions and leadership positions, including Oncology Business Unit Manager in Spain, and strategy, marketing and sales roles in the US. Prior to this, Dave worked at the Monitor Group, LLC (now Monitor Deloitte Group, LLC), a global strategy consultancy. Dave is a graduate of Georgetown University in Washington DC. Menelas Pangalos Executive Vice-President, BioPharmaceuticals R&D Mene was appointed as Executive Vice-President, BioPharmaceuticals R&D in January 2019 and is responsible for R&D from discovery through to late-stage development across CVRM, Respiratory, neuroscience and infection. Prior to this, he served as Executive Vice-President of AstraZeneca’s IMED Biotech Unit and Global Business Development. Since joining AstraZeneca in 2010, Mene has led the transformation of our R&D. Mene previously held senior R&D roles at Pfizer, Wyeth and GSK. Mene is a Fellow of the Academy of Medical Sciences, the Royal Society of Biology and Clare Hall, University of Cambridge. He sits on the Medical Research Council, co-chairs the Life Sciences Council Expert Group on Innovation, Clinical Research and Data. He is on the Boards of The Francis Crick Institute, The Judge Business School and Dizal Pharma. Mene has been awarded honorary doctorates from Glasgow University and Imperial College London, was recently awarded with a 2019 Prix Galien Medal, Greece and a knighthood from The Queen. Mene also oversees the creation of AstraZeneca’s new Global R&D Centre in Cambridge. Jeff Pott General Counsel Jeff was appointed General Counsel in January 2009 and has overall responsibility for all aspects of AstraZeneca’s Legal and IP function. He joined AstraZeneca in 1995 and has worked in various litigation roles, where he has had responsibility for IP, anti-trust and product liability litigation. Before joining AstraZeneca, he spent five years at the US legal firm Drinker Biddle and Reath LLP, where he specialised in pharmaceutical product liability litigation and anti-trust advice and litigation. He received his Bachelor’s degree in political science from Wheaton College and his Juris Doctor Degree from Villanova University School of Law. Iskra Reic Executive Vice-President, Europe and Canada Iskra was appointed Executive Vice-President, Europe and Canada in February 2019 and is responsible for our BioPharmaceuticals sales, marketing and commercial operations across our businesses in 30 European countries and Canada. Iskra trained as a Doctor of dental surgery at the Medical University of Zagreb, Croatia. She joined AstraZeneca in 2001 and has held a variety of in-market, regional sales and marketing and general management roles, including in Europe as Head of Commercial Operations for Croatia and Head of Specialty Care Central & Eastern Europe. In 2012, she joined AstraZeneca Russia as Marketing Director. She was appointed General Manager in 2014 and, under her leadership, AstraZeneca achieved a leading share in its three main therapy areas and, during this period, became a top-seven prescription medicine pharmaceutical company. Iskra’s responsibilities were expanded in 2016 to cover both Russia and the Eurasia Area where she drove strong performance from a 1,500-strong team in a complex and dynamic region. Iskra was appointed EVP, Europe in April 2017. Iskra has an International Executive MBA from the IEDC-Bled School of Management, Slovenia. Leon Wang Executive Vice-President, International and China President Leon Wang is Executive Vice-President, International and China President. He is responsible for the overall strategy and for driving sustainable growth across the region. Leon joined AstraZeneca China in March 2013 and was promoted to President of AstraZeneca China in 2014. Under Leon’s leadership, China has become AstraZeneca’s third largest market worldwide, and AstraZeneca has become the second largest and the third fastest-growing multinational pharmaceutical company in China. In January 2017, Leon was promoted to Executive Vice-President, Asia Pacific Region. Prior to joining AstraZeneca, Leon held positions of increasing responsibility in marketing and business leadership at Roche, where he was a Business Unit Vice-President. In addition, Leon holds several positions in local trade associations and other prominent organisations in China. Leon holds an EMBA from China Europe International Business School, and a Bachelor of Arts from Shanghai International Studies University. 101 AstraZeneca Annual Report & Form 20-F Information 2019 / Senior Executive Team Corporate Governance

Glossary

Market definitions

Region	Country				
US	US				
Europe	Albania*	Czech Republic	Hungary	Luxembourg*	Serbia and Montenegro*
	Austria	Denmark	Iceland*	Malta*	Slovakia*
	Belgium	Estonia*	Ireland	Netherlands	Slovenia*
	Bosnia and Herzegovina*	Finland	Israel*	Norway	Spain
	Bulgaria	France	Italy	Poland	Sweden
	Croatia	Germany	Latvia*	Portugal*	Switzerland
	Cyprus*	Greece	Lithuania*	Romania	UK
Established ROW	Australia	Canada	Japan	New Zealand	
Emerging Markets	Algeria	Costa Rica	Iraq*	Pakistan*	Syria*
	Argentina	Cuba*	Jamaica*	Palestine*	Taiwan
	Aruba*	Dominican Republic*	Jordan*	Panama	Thailand
	Bahamas*	Ecuador*	Kazakhstan	Peru	Trinidad and Tobago*
	Bahrain*	Egypt	Kuwait*	Philippines	Tunisia*
	Barbados*	El Salvador	Lebanon*	Qatar*	Turkey
	Belarus*	Georgia*	Libya*	Russia	Ukraine*
	Belize*	Guatemala	Malaysia	Saudi Arabia	United Arab Emirates
	Bermuda*	Honduras	Mexico	Singapore	Uruguay*
	Brazil	Hong Kong	Morocco*	South Africa	Venezuela*
	Chile	India	Nicaragua	South Korea	Vietnam
	China	Indonesia	Oman*	Sri Lanka*	Yemen*
	Colombia	Iran*	Other Africa*	Sudan*	

* IQVIA, IQVIA Midas Quantum Q3 2019 data are not available or AstraZeneca does not subscribe for IQVIA quarterly data for these countries.

The above table is not an exhaustive list of all the countries in which AstraZeneca operates, and excludes countries with revenue in 2019 of less than $1 million.

Established Markets means US, Europe and Established ROW.

North America means US.

Other Established ROW means Australia and New Zealand.

Other Emerging Markets means all Emerging Markets except China.

Other Africa includes Angola, Botswana, Ethiopia, Ghana, Kenya, Mauritius, Mozambique, Namibia, Nigeria, Swaziland, Tanzania, Uganda, Zambia and Zimbabwe.

Asia Area comprises India, Indonesia, Malaysia, Philippines, Singapore, South Korea, Sri Lanka, Taiwan, Thailand and Vietnam.

US equivalents

Terms used in this Annual Report	US equivalent or brief description
Accruals	Accrued expenses
Called-up share capital	Issued share capital
Creditors	Liabilities/payables
Debtors	Receivables and prepaid expenses
Earnings	Net income
Employee share schemes	Employee stock benefit plans
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Loans	Long-term debt
Prepayments	Prepaid expenses
Profit	Income
Share premium account	Additional paid-in capital or paid-in surplus (not distributable)
Short-term investments	Redeemable securities and short-term deposits

268 AstraZeneca Annual Report & Form 20-F Information 2019 / Additional Information

Glossary continued gross margin – the margin, as a percentage, by which sales exceed the cost of sales, calculated by dividing the difference between the two by the sales figure. Group – AstraZeneca PLC and its subsidiaries. Grünenthal – Grünenthal Group. GSK – GlaxoSmithKline plc. HF – heart failure. HFA – hydrofluoroalkane. HHA – Healthy Heart Africa programme. HNSCC – head and neck squamous cell carcinoma. HR – human resources. HTA – health technology assessment. IA – the Group’s Internal Audit Services function. IAS – International Accounting Standards. IASB – International Accounting Standards Board. ICS – inhaled corticosteroid. IFPMA – International Federation of Pharmaceutical Manufacturers and Associations. IFRS – International Financial Reporting Standards or International Financial Reporting Standard, as the context requires. IMED – Innovative Medicines and Early Development. Innate Pharma – Innate Pharma S.A. IO – immuno-oncology. IP – intellectual property. IQVIA – IQVIA Solutions HQ Limited. For more information, see page 272. Ironwood – Ironwood Pharmaceuticals, Inc. IS – information services. ISAs – International Standards on Auditing. IT – information technology. Johnson & Johnson – Johnson & Johnson. KPI – key performance indicator. krona or SEK – references to the currency of Sweden. Kyowa Kirin – Kyowa Kirin International plc, a subsidiary of Kyowa Hakko Kirin Co., Ltd. LABA – long-acting beta2-agonist. LAMA – long-acting muscarinic antagonist. LCM projects – significant life-cycle management projects (as determined by potential revenue generation), or line extensions. Lean – means enhancing value for customers with fewer resources. LEO Pharma – LEO Pharma A/S. Lilly – Eli Lilly and Company. LSPC – Late Stage Portfolio Committee. LTI – Long-term incentive, in the context of share plan remuneration arrangements. Luye Pharma – Luye Pharma Group. MAA – a marketing authorisation application, which is an application for authorisation to place medical products on the market. This is a specific term used in the EU and European Economic Area markets. mAb – monoclonal antibody, a biologic that is specific, that is, it binds to and attacks one particular antigen. major market – US, Europe, Japan (JP) and China (CN). MCL – mantle cell lymphoma. MAT – moving annual total. MedImmune – MedImmune, LLC (formerly MedImmune, Inc.). MEK – part of the mitogen-activated protein kinase (MAPK) pathway. MI – myocardial infarction. Moderna – Moderna Therapeutics, Inc. MSD – Merck & Co., Inc., which is known as Merck in the US and Canada and MSD in other territories. Nasdaq Stockholm – previously the Stockholm Stock Exchange. NCD – non-communicable disease. NDA – a new drug application to the FDA for approval to market a new medicine in the US. New Medicines – Tagrisso, Imfinzi, Lynparza, Calquence, Farxiga, Brilinta, Lokelma, Fasenra, Bevespi and Breztri. New CVRM – New CVRM sales platfrom includes Brilinta, Onglyza franchise (Onglyza and Kombiglyze), Farxiga franchise (Farxiga and Xigduo), exentaide total (Byetta and Bydureon), Symlin, Qtern, roxadustat and Lokelma. NME – new molecular entity. NMPA – National Medical Products Administration, formerly the China Food and Drug Administration (CFDA). Novartis – Novartis Pharma AG. Novo Nordisk – Novo Nordisk A/S. NSCLC – non-small cell lung cancer. NYSE – the New York Stock Exchange. n/m – not meaningful. OECD – the Organisation for Economic Co-operation and Development. OIC – opioid-induced constipation. OMICs – refers to a field of study in biology ending in '-omics', such as genomics, proteomics or metabolomics. Omthera – Omthera Pharmaceuticals, Inc. operating profit – sales, less cost of sales, less operating costs, plus operating income. Ordinary Share – an ordinary share of $0.25 each in the share capital of the Company. Orphan Drug – a drug which has been approved for use in a relatively low-incidence indication (an orphan indication) and has been rewarded with a period of market exclusivity; the period of exclusivity and the available orphan indications vary between markets. OS – overall survival. OTC – over-the-counter. Paediatric Exclusivity – in the US, a six-month period of exclusivity to market a drug which is awarded by the FDA in return for certain paediatric clinical studies using that drug. This six-month period runs from the date of relevant patent expiry. Analogous provisions are available in certain other territories (such as European Supplementary Protection Certificate (SPC) paediatric extensions). PARP – an oral poly ADP-ribose polymerase. PD-L1 – an anti-programmed death-ligand 1. Pearl Therapeutics – Pearl Therapeutics, Inc. Pfizer – Pfizer, Inc. PFS – progression-free survival. The length of time during and after the treatment of a disease, such as cancer, that a patient lives with the disease but it does not get worse. PhRMA – Pharmaceutical Research and Manufacturers of America. Phase I – the phase of clinical research where a new drug or treatment is tested in small groups of people (20 to 80) to check that the drug can achieve appropriate concentrations in the body, determine a safe dosage range and identify side effects. This phase includes healthy volunteer studies. Phase II – the phase of clinical research which includes the controlled clinical activities conducted to evaluate the effectiveness of the drug in patients with the disease under study and to begin to determine the safety profile of the drug. Phase II studies are typically conducted in small-or medium-sized groups of patients and can be divided into Phase IIa studies, which tend to be designed to assess dosing requirements, and Phase IIb studies, which tend to assess safety and efficacy. 270 AstraZeneca Annual Report & Form 20-F Information 2019 / Additional Information

Important information for readers of this Annual Report Cautionary statement regarding forward-looking statements The purpose of this Annual Report is to provide information to the members of the Company. The Company and its Directors, employees, agents and advisers do not accept or assume responsibility to any other person to whom this Annual Report is shown or into whose hands it may come and any such responsibility or liability is expressly disclaimed. In order, among other things, to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act of 1995 and the UK Companies Act 2006, we are providing the following cautionary statement: This Annual Report contains certain forward-looking statements with respect to the operations, performance and financial condition of the Group, including, among other things, statements about expected revenues, margins, earnings per share or other financial or other measures. Forward-looking statements are statements relating to the future which are based on information available at the time such statements are made, including information relating to risks and uncertainties. Although we believe that the forward-looking statements in this Annual Report are based on reasonable assumptions, the matters discussed in the forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those expressed or implied by these statements. The forward-looking statements reflect knowledge and information available at the date of the preparation of this Annual Report and the Company undertakes no obligation to update these forward-looking statements. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things, those factors identified in the Risk section from page 246 of this Annual Report. Nothing in this Annual Report should be construed as a profit forecast. Inclusion of Reported performance, Core financial measures and constant exchange rate growth rates AstraZeneca’s determination of non-GAAP measures together with our presentation of them within our financial information may differ from similarly titled non-GAAP measures of other companies. Statements of competitive position, growth rates and sales In this Annual Report, except as otherwise stated, market information regarding the position of our business or products relative to its or their competition is based upon published statistical sales data for the 12 months ended 30 September 2019 obtained from IQVIA, a leading supplier of statistical data to the pharmaceutical industry. Unless otherwise noted, for the US, dispensed new or total prescription data and audited sales data are taken, respectively, from IQVIA National Prescription Audit and IQVIA National Sales Perspectives for the 12 months ended 31 December 2019; such data are not adjusted for Medicaid and similar rebates. Except as otherwise stated, these market share and industry data from IQVIA have been derived by comparing our sales revenue with competitors’ and total market sales revenues for that period, and except as otherwise stated, growth rates are given at CER. For the purposes of this Annual Report, unless otherwise stated, references to the world pharmaceutical market or similar phrases are to the 51 countries contained in the IQVIA database, which amounted to approximately 94% (in value) of the countries audited by IQVIA. Changes in data subscriptions, exchange rates and subscription coverage, as well as restated IQVIA data, have led to the restatement of total market values for prior years. AstraZeneca websites Information on or accessible through our websites, including www.astrazeneca.com, www.astrazenecaclinicaltrials.com and www. medimmune.com and on any websites referenced in this Annual Report, does not form part of and is not incorporated into this Annual Report. External/third-party websites Information on or accessible through any third-party or external website does not form part of and is not incorporated into this Annual Report. Figures Figures in parentheses in tables and in the Financial Statements are used to represent negative numbers. 272 AstraZeneca Annual Report & Form 20-F Information 2019 / Additional Information